UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

VPC Impact Acquisition Holdings

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G9441E126

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9441E126

(1)	Names of reporting persons Sculptor Capital LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 1,404,800
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 1,404,800

(9)	Aggregate amount beneficially owned by each reporting person 1,404,800
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 6.77%
(12)	Type of reporting person (see instructions) IA

CUSIP No. G9441E126

(1)	Names of reporting persons Sculptor Capital Holding Corp.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 1,404,800
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 1,404,800

(9)	Aggregate amount beneficially owned by each reporting person 1,404,800
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 6.77%
(12)	Type of reporting person (see instructions) CO

CUSIP No. G9441E126

(1)	Names of reporting persons Sculptor Capital Management, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 1,404,800
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 1,404,800

(9)	Aggregate amount beneficially owned by each reporting person 1,404,800
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 6.77%
(12)	Type of reporting person (see instructions) CO

CUSIP No. G9441E126

(1)	Names of reporting persons Sculptor Master Fund, Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 1,404,800
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 1,404,800

(9)	Aggregate amount beneficially owned by each reporting person 1,404,800
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 6.77%
(12)	Type of reporting person (see instructions) CO

CUSIP No. G9441E126

(1)	Names of reporting persons Sculptor Special Funding, LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 1,404,800
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 1,404,800

(9)	Aggregate amount beneficially owned by each reporting person 1,404,800
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 6.77%
(12)	Type of reporting person (see instructions) CO

•	Sculptor Capital LP (“Sculptor”), a Delaware limited partnership, is the principal investment manager to a number of investment funds and discretionary accounts (collectively, the “Accounts”).

•

Sculptor Capital Holding Corporation (“SCHC”), a Delaware corporation, serves as the general partner of Sculptor. The Ordinary Shares reported in this Schedule 13G are held in the Accounts managed by Sculptor.

•	Sculptor Capital Management, Inc. (“SCU”), a Delaware limited liability company, is a holding company that is the sole shareholder of SCHC.

•	Sculptor Master Fund, Ltd. (“SCMF”) is a Cayman Islands company.

•	Sculptor Special Funding, LP (“NRMD”) is a Cayman Islands exempted limited partnership.

•	The address of the principal business office of Sculptor, SCHC, and SCU is 9 West 57 Street, 39 Floor, New York, NY 10019.

•

The address of the principal business office of SCMF and NRMD is c/o State Street (Cayman) Trust, Limited, P.O. Box 896, Suite 3307, Gardenia Court, 45 Market Street, Camana Bay, Grand Cayman, Cayman Islands KY1-1103.

SCHEDULE 13G	Page 7 of 9

Item 1(a) Name of issuer:

VPC Impact Acquisition Holdings

Item 1(b) Address of issuer’s principal executive offices:

Victory Park Capital Advisors, LLC

150 North Riverside Plaza, Suite 5200

Chicago, IL 60606

2(a) Name of person filing:

Sculptor Capital LP

2(b) Address or principal business office or, if none, residence:

9 West 57th Street, New York, New York 10019

2(c) Citizenship:

Delaware

2(d) Title of class of securities:

Class A Ordinary Shares, par value $ 0.0001 per share

2(e) CUSIP No.:

G9441E126

Item 3.	If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e)	☒	An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,404,800

(b)	Percent of class: 6.77%

SCHEDULE 13G	Page 8 of 9

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 0.

(ii)	Shared power to vote or to direct the vote 1,404,800.

(iii)	Sole power to dispose or to direct the disposition of 0.

(iv)	Shared power to dispose or to direct the disposition of 1,404,800.

Sculptor serves as the principal investment manager to the Accounts and thus may be deemed to be the beneficial owner of Ordinary Shares, par value $0.0001 per share (“Ordinary Shares”) held in the Accounts managed by Sculptor. SCHC serves as the sole general partner of Sculptor. As such, SCHC may be deemed to control Sculptor and, therefore, may be deemed to be the beneficial owner of the Ordinary Shares reported in this Schedule 13G. SCU is the sole shareholder of SCHC, and, for purposes of this Schedule 13G, may be deemed to be the beneficial owner of the Ordinary Shares reported in this Schedule 13G.

The percentages used in this Item 4 are calculated based upon 20,737,202 Class A Ordinary Shares outstanding as of November 16, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020 filed November 16, 2020.

Item 5.

Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

See Item 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

See Item 4.

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under §240.14a-11.

SCHEDULE 13G	Page 9 of 9

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2021	Signature:	/s/ Wayne Cohen
	Name:	Wayne Cohen
	Title:	President & Chief Operating Officer
SCULPTOR CAPITAL LP

	By:	/s/ Wayne Cohen
	Name:	Wayne Cohen
	Title:	President & Chief Operating Officer
SCULPTOR CAPITAL HOLDING CORPORATION

	By:	/s/ Wayne Cohen
	Name:	Wayne Cohen
	Title:	President & Chief Operating Officer
SCULPTOR CAPITAL MANAGEMENT, INC.

	By:	/s/ Wayne Cohen
	Name:	Wayne Cohen
	Title:	President & Chief Operating Officer
SCULPTOR MASTER FUND, LTD.

	By:	/s/ Wayne Cohen
	Name:	Wayne Cohen
	Title:	President & Chief Operating Officer
SCULPTOR SPECIAL FUNDING, LP